SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated July 24, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X    Form 40-F
                                     ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                 Yes       No X
                                    ---      ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes       No X
                                    ---      ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                 Yes       No X
                                    ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K two press releases dated July 24, 2003, the first announcing the signing of a contract with Yantai Raffles Shipyard for product development and data management software, the second announcing that BMW Group is developing a new vehicle program with IBM Product Lifecycle Management technology with software from Dassault Systemes.

[IBM LOGO]/[DASSAULT SYSTEMES LOGO]

               Yantai Raffles Shipyard Chooses Product Lifecycle
                   Management Solutions from IBM and Dassault
                Systemes for Competitive Shipbuilding Advantage


  Premier offshore builder of ships and oilrigs adopts solutions to become the most efficient and economical shipyard in the world

Yantai, China and Paris, France - July 24, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) today announced the signing of a contract with Yantai Raffles Shipyard (YRS) for product development and data management software. YRS has acquired IBM's Product Lifecycle Management (PLM) Shipbuilding Solutions with software developed by Dassault Systemes in its aim to become one of the most efficient and low cost shipyards in the world.

The PLM Solution fulfills YRS' critical need for web-based product development collaboration to link its shipyard in Yantai, China with its headquarters in Singapore and its offices in Houston, Texas, USA. With the integrated IBM PLM platform, comprised of CATIA V5 for collaborative virtual product development and ENOVIA LCA and ENOVIA Portal 3d com for real-time product data management developed by Dassault Systemes, YRS is already realizing the benefits of seamless sharing of all vessel lifecycle information between product development teams in the company.

The advanced PLM solution has enabled the shipyard to streamline design processes for all its vessels, from floating storage and off-take (FSO) ships to oilrigs and luxury yachts. YRS is already experiencing substantial return on investment through lower material costs and improved quality - a combined competitive advantage.

"Our customers deserve the best and we give them the best. Our prices are very, very competitive against any shipyard in the world and we sell on good quality and delivery. This is only possible if we use the best technology on the market to build our ships and that's why we chose IBM PLM solutions," said Brian Chang, Chairman/CEO, YRS. "Today, we are able to collaborate with owners, suppliers and designers in an exciting new way. Being able to vision a digital model of a ship before production begins is an unforgettable experience for our customers. PLM technology from IBM and Dassault Systemes is shaping the way suppliers, partners and clients think about us."

IBM and Dassault Systemes' CATIA V5 solution comes with a full set of shipbuilding-oriented functionalities to meet YRS' requirements, from 'conceptual' to 'detail ship design' and 'in production'. Powerful digital mock-up technology and a collaborative design environment ensure that YRS engineers design efficiently and with precision. ENOVIA LCA and ENOVIA 3d.com solutions enable full collaborative product development, as well as access to both design information and engineering data among the YRS marketing, engineering and production functions, and ensures that YRS staff, customers, partners and suppliers are able to work together in a virtual product development environment.

"With PLM solutions from Dassault Systemes, Yantai Raffles can simulate all design processes, from the pre-project phase, through detailed design, analysis, simulation, assembly and maintenance in order to avoid conception and fitting errors," said Etienne Droit, executive vice president, Sales and Marketing, Dassault Systemes. "YRS can also establish pervasive 3D-based communication and collaboration between its sites in Singapore and China. Simulation of the entire product life cycle before committing to physical production helps accelerate the shipbuilding process, eliminate design mistakes and cut costs."

                                       ###

About Yantai Raffles Shipyard
Yantai Raffles Shipyard has the engineering capacity and facilities to manage a wide variety of vessels at one time. The shipyard is located in a peaceful city of Yantai, Shandong Province in northern China and is offshore project-orientated. The weather in Yantai is moderate and ideal for shipyard work. YRS is headquartered in Singapore where it manages marketing and business development, and with procurement offices in Singapore, Houston and Yantai. YRS' aim is to be the shipyard of choice for ship owners. YRS will try harder than others. Find out more at: http://www.yantai-raffles.com

About IBM
IBM is the world's largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of "hardware", "software" and Information Technology services, and pioneered the development and implementation of "e-business" solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


YRS Press Contact:              IBM Press Contact:      Dassault Systemes Press       Dassault Systemes Investor
Brian Chang                     Jennifer Feller         Contacts:                     Contacts:
                                + 33 141 88 6189        Anthony Marechal              Emma Rutherford,
+86 535 6820487                 jennyfeller@fr.ibm.com  +33 1 55 49 84 21             Harriet Keen
brianchang@yantai-raffles.net                          anthony_marechal@ds-fr.com    Financial Dynamics


                                                                                     +44 207 831 3113

[IBM LOGO]/[DASSAULT SYSTEMES LOGO]

                 Product Lifecycle Management Solutions from IBM
               and Dassault Systemes Boost Efficiency at Leading
                          Premium Vehicle Manufacturer

      BMW Group expects a reduction in development time and an increase in operational and financial efficiencies - Several hundred BMW Group suppliers will adopt the same world-leading collaborative design solution


Munich, Germany and Paris, France - July 24, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) today announced that BMW Group, one of the world's most profitable car manufacturers and leader in the premium vehicle market, is developing a new vehicle program with IBM Product Lifecycle Management technology with software from Dassault Systemes. The powerful solution is helping BMW Group to streamline product development and contain costs.

IBM PLM Solutions, with CATIA(R) V5 for collaborative product development and ENOVIA(TM) for product data and lifecycle management developed by Dassault Systemes, will enable BMW Group to reuse standard vehicle components to create multiple variants that can be used from one model to the next. Integrating all product information throughout the vehicle development lifecycle, the new PLM platform is set to boost operational efficiency, increase collaboration between development teams, reduce time to market, and ultimately deliver better premium vehicles for increased customer satisfaction. The two-year rollout represents a significant IT investment by the BMW Group.

IBM has also been engaged in an extensive CATIA V5 rollout program to integrate BMW Group suppliers with the PLM platform. Several hundred suppliers contributing to BMW's new car program will be equipped with IBM PLM Solutions by the end of 2004. This collaboration will enable material suppliers to significantly improve efficiency by reacting to the design changes that are customary in new vehicle development far earlier in the product development cycle and eliminate unnecessary time delays that translate into costs.

Long-time partners with BMW Group for product development, IBM and Dassault Systemes' team of consulting professionals are supporting BMW Group to revolutionize the way a car is conceived and developed. With world-class PLM tools and industry expertise, BMW Group continues to strive for the optimum development process across all domains.

BMW Group is now prepared to develop entire vehicles virtually, which are the basis for complete virtual validations, i.e., crash test and other vehicle safety and performance simulations, significantly reducing the need for costly physical prototypes. Anticipated benefits include a significant reduction in both development time and cost via a process which facilitates faster and more innovative design.

CATIA V5 will be used to create a digital master car model that can be used to develop a full family of vehicles. ENOVIAVPM will run concurrently with CATIA V5 and CATIA V4 for total integration of vehicle design and manufacturing information. It will also enable BMW Group to efficiently manage all vehicle-related information - linking common standards, processes, applications and methodology.

"We have been working with BMW for more than twenty years. During that time, we have studied their development processes, listened to their engineers, and together come up with PLM solutions that perfectly fit BMW Group's development strategy. It's a win-win relationship built on trust and respect that has helped BMW Group, Dassault Systemes and IBM become leaders in their respective domains," said Bruno Latchague, Executive Vice president, Development and Support, Dassault Systemes and Dr. Manfred Sammet, IBM PLM Management Executive for the BMW digital car program.

Cars from the other BMW Group brands, MINI and Rolls Royce, are also developed using IBM PLM Solutions.

                                       ###

About IBM
IBM is the world's largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of "hardware", "software" and Information Technology services, and pioneered the development and implementation of "e-business" solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contact:             Dassault Systemes Press Contacts:   Dassault Systemes Investor Contacts:
Jennifer Feller                Anthony Marechal                    Emma Rutherford, Harriet Keen
+ 33 141 88 6189               +33 1 55 49 84 21                   Financial Dynamics
jennyfeller@fr.ibm.com         anthony_marechal@ds-fr.com
                                                                   +44 207 831 3113

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DASSAULT SYSTEMES S.A.


         Date: July 24, 2003                  By:    /s/ Thibault de Tersant
                                                     --------------------------
                                              Name:  Thibault de Tersant
                                              Title: Executive Vice President,
                                                     Finance and Administration


                                       4